

06005589

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52094

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MICHIGAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21415 CIVIC CENTER DRIVE, SUITE 200
(No. and Street)

SOUTHFIELD (City) MICHIGAN (State) 48076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SANDRA J. RAYBA 248-358-4393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GROEN, KLUKA, & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

888 WEST BIG BEAVER, SUITE 790 (Address) TROY (City) MI (State) 48084 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SANDRA J. RAYBA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MICHIGAN SECURITIES, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

COLLEEN P. JA[illegible]
NOTARY PUBLIC [illegible] CO., MI
MY COMMISSION EXPIRES Mar 27, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHIGAN SECURITIES, INC.

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

December 31, 2005

TABLE OF CONTENTS



Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants



888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: www.groenkluka.com

Members of CPA Associates International
With over 230 member offices worldwide

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Michigan Securities, Inc.

We have audited the accompanying balance sheet of Michigan Securities, Inc. as of December 31, 2005, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Michigan Securities, Inc. at December 31, 2005, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Groen, Kluka & Company, P.C.

February 22, 2006

MICHIGAN SECURITIES, INC.

BALANCE SHEET

December 31, 2005

ASSETS

ASSETS	
Cash	$ 90,517
Cash deposits with clearing organizations	132,796
Receivable from brokers	139,727
Furniture, fixtures and equipment, less depreciation (Notes A2 and B)	7,392
Deposits and other	645
	$371,077

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 5,624
Notes payable to stockholders and subordinated to claims of general creditors (Note E)	100,188
Accrued expenses	250,581
Income taxes payable	-
	356,393
COMMITMENTS (Note D)	-
STOCKHOLDERS' EQUITY (Note C)	
Common stock - authorized, 10,000 shares; issued and outstanding, 1,000 shares	5,000
Retained earnings	9,684
	14,684
	$371,077

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2005

Revenues	
Commissions and fees	$2,666,219
Interest	4,099
	2,670,318
Expenses	
Salaries, wages, commissions and benefits	2,464,667
Exchange fees and quotes	35,080
Occupancy and equipment	80,252
Interest	8,008
Professional services	31,494
Advertising and business promotion	197
Office supplies and expenses	12,174
Other operating expenses	7,666
Trade clearing costs	42,257
	2,681,795
Income (loss) before income taxes	(11,477)
Income tax expense (Note F)	-
Net income (loss)	$ (11,477)

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2005

	Common Stock	Retained Earnings
Balance December 31, 2004	$5,000	$ 21,161
Net income (loss) for year	-	(11,477)
Balance at December 31, 2005	$5,000	$ 9,684

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

STATEMENT OF CHANGES IN NOTES PAYABLE SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended December 31, 2005

Balance at December 31, 2004	$100,188
Increases:	-
Decreases:	-
Balance at December 31, 2005	$100,188

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2005

Cash flows from operating activities		
Net income (loss)		$(11,477)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	$ 1,581	
Increase in deposits and other	(45)	
Increase in accounts payable	1,109	
Decrease in receivables	57,716	
Increase in accrued expenses	57,964	
Decrease in income taxes payable	(1,282)	117,043
Net cash provided (used) by operating activities		105,566
Cash flows used by investing activities:		
Purchase of office equipment		(3,391)
Cash flows used by financing activities:		
Issuance of common stock	-	
Payments on note payable to shareholders	-	-
Net increase in cash		102,175
Cash at beginning of year		121,138
Cash at December 31, 2005		$223,313
Cash paid during the year for interest		$ 8,008
Cash paid during the year for income taxes .		$ 1,282

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied, in the preparation of the accompanying financial statements follows:

1. Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

2. General

The Company conducts a general securities business as a securities broker/dealer and as a registered investment advisor and must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisors Act.

The client base of the Company is retail and institutional accounts located primarily in southeast Michigan. The Company introduces all of its customers' accounts to New York Stock Exchange, Inc. member firms on a fully disclosed basis. As such, the Company does not carry customer funds or customer securities and is exempt from certain provisions of SEC Rule 15c3-3.

3. Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization is charged to operations over the useful lives of the assets, five years, using accelerated depreciation methods.

4. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

5. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consists of the following at December 31, 2005:

Office Furniture	$15,276
Less: Accumulated depreciation	7,884
	$ 7,392

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $99,842, which was $49,482 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 257%.

NOTE D - COMMITMENTS

The company leases office equipment and their facilities under operating leases. Rent expense under these leases for the period ended December 31, 2005 was approximately $75,000.

Future minimum lease payments required under operating leases with remaining terms in excess of one year as of December 31, 2005 are as follows:

2006	$31,731
2007	3,139
2008	3,139
2009	1,830
	$39,839

NOTE E - NOTES PAYABLE TO STOCKHOLDERS AND SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Borrowings under subordination agreements at December 31, 2005 consist of subordinated notes payable to stockholders of the company at 8% per annum, due March 31, 2008. The notes are approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent such borrowings are required for the company's continued compliance with minimum net capital requirements, they may not be repaid (Note C).

NOTE F - INCOME TAXES

The income tax expense differs from expected income tax expense that would result from applying federal statutory rates to income before income taxes because of the use of accelerated depreciation methods for income tax purposes. In addition, the Company has a net operating loss carryover of approximately $10,000 which may be used to offset future taxable income and will expire in 2025.

SUPPLEMENTAL INFORMATION



Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants



888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: www.groenkluka.com

Members of CPA Associates International
With over 230 member offices worldwide

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTAL INFORMATION

Board of Directors
Michigan Securities, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole of Michigan Securities, Inc., for the year ended December 31, 2005, which are presented in the preceding section of this report. The supplemental information presented hereinafter is for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Groen, Kluka & Company, P.C.

February 22, 2006

MICHIGAN SECURITIES, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

NET CAPITAL		
Total stockholders' equity		$ 14,684
Qualifying subordinated loans		100,188
Total capital and subordinated debt ...		114,872
Non-allowable assets		
Deposits and receivables	$4,982	
Furniture, fixtures and equipment	7,392	
Haircut on Money Market investment	2,656	15,030
Net capital		99,842
Net capital requirement		50,000
Excess net capital		$ 49,842
AGGREGATE INDEBTEDNESS		
Total liabilities		$256,205
Less: liabilities excludable under SEC Rule 15c3-1		-
Aggregate indebtedness		$256,205
Net capital per above		$ 99,842
Ratio of aggregate indebtedness to net capital		257%
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II Focus report		$ 99,842
Differences: None		-
Net capital per above		$ 99,842